

November 25, 2013

Via E-mail
James R. McKnight, Jr.
Executive Vice President and Chief Executive Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027

      Re: Diversicare Healthcare Services, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 7, 2013
             Definitive Proxy Statement
             Filed April 30, 2013
             File No. 001-12996

Dear McKnight, Jr.:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Executive Compensation, page 15

2012 Annual Incentive Plan, page 17

1. We note your Annual Incentive Plan is based primarily on quantitative performance goals. Further, we note your description of several performance categories for which you formulate a bonus target. Please provide more details on your assessment of the executive officers' individual performance during the respective year. For example, provide a table demonstrating your evaluation of these performance targets. It may include, but not limited to, columns noting, base salary, target bonus as percentage of

base salary, [2012] actual bonus amount, [2012] actual bonus amount as a percentage of target and/or of base salary.

<u>Summary Compensation Table, page 22</u>

2. Revise to disclose the cash bonuses pursuant to your Annual Incentive Plan under column (g) Non-Equity Incentive Plan Compensation. Bonuses pursuant to a plan providing for compensation intended to serve as incentive for performance fall within column (g) pursuant to Item 402(c)(2)(vii). Please refer to Division of Corporation Finance Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Response 119.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Dean Suehiro, Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director